Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Provides an Update of the Exploration Potential of its
    Madsen Property, Red Lake, Ontario

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, June 19 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) ("Claude") is pleased to provide an update on its review of the mineral potential of its Madsen property in the Red Lake area of northern
Ontario, Canada. The Madsen property comprises over 4,000 hectares
(10,000 acres) of contiguous claims and contains the Madsen mine shaft, mill and permitted tailings pond. The Madsen mine was the third largest gold producer in the Red Lake camp after the Campbell and Red Lake mines, now owned by Goldcorp.
    Claude has received and is compiling results of previous Placer Dome work on the property. Initial reviews determined the following:

    <<
    - 20 targets, grassroots to drill-ready, identified from Placer Dome work;
    - six high priority target areas will receive initial attention;
    - drilling to commence in two weeks on targets representing possible extensions of high grade Zone 8 (Russet Ultramafic Zone);
    - deep drilling (to 1,500 metres) of potential high grade targets to commence within 10 weeks;
    - additional drilling is anticipated following review of other targets.

    The following six target zones (see attached maps)
(http://files.newswire.ca/357/MAPS.pdf) have been prioritized for initial attention as a result of their potential for the discovery of high-grade gold and/or polymetallic mineralization:

    - Russet Ultramafic Zone, up-plunge extensions of the historic high grade
      Zone 8 lense at Madsen mine, discovered and mined in the 1970's on the
      2200 to 2700 levels (1,100 to 1,200 metres depth). This zone is a lense of quartz carbonate alteration associated with the main ultramafic body. Ore taken during historical mining operations possessed the same geological characteristics as other high grade deposits in the Red Lake area, notably the Campbell and Red Lake Mines.

      Historically, drill and face samples from this zone reported over
      1 ounce per ton. However, it was common sampling practice at Madsen during this period to remove all visible gold pieces before bagging for laboratory analysis; this did not allow for more exact calculations.
      In addition, Zone 8 ore was blended with lower grade mill feed, again blocking any true grade analysis. Structural interpretation of the zone indicates it could surface in an area of the main ultramafic body at the south end of Russet Lake. One 1974 surface drill hole in this area intersected a silicified zone. At the time, only two small intervals were chosen for assay returning 76.6 grams per tonne over 0.15 metres and 10.28 grams per tonne over 0.09 metres.

      The potential horizon for high-grade mineralization extends from the known Zone 8 up to surface, a distance of 1,300 metres. The area of potential is also considered at this time to be open along the horizon on both sides and at depth.

      This target area is being prepared for immediate testing with drilling scheduled to begin the next two weeks. A second drill, with the increased capacity to reach targets 1,500 metres below surface, is expected onsite at Madsen within ten weeks. This drill will provide the ability to test closer to the upper levels of Zone 8. Summer work will also include a mapping and rock chip sampling program of the ultramafic units on the property.

    - Fork area of the main ultramafic horizon, south of the Russet
      Ultramafic zone.  This is a large area that envelops four prospective targets, WF, AD, BC and NE, each along a different horizon within the ultramafic body. Specific assay results included 81.9 grams per tonne over 0.8 metres within the BC zone and 47.0 grams per tonne over
      1.3 metres within the AD zone.

      All of these zones are similar to Zone 8 as they occur within deformed, brecciated mafic volcanic rocks within or adjacent to the main ultramafic body. Drill tests may eventually show these intersections to be part of the same large mineralizing event that emplaced the
      Zone 8 ore.

    - Starratt Ultramafic area. The potential of the main ultramafic body at its southwestern end, near the Starratt and Devilliers-Creek targets is being grouped in with the overall exploration of the ultramafic body.
      Although there has been no historical exploration of this target,
      Placer Dome programs drill-tested the western contact in 2003, intercepting 1.62 grams per tonne over 5.2 metres (including 5.13 grams per tonne over 0.9 metres with visible gold).

    - Aiken Russet Polymetallic area, west of Russet Lake. Twenty significant gold intercepts in 5 drill holes returned from 1.0 to 26.5 grams per tonne of gold. Results also include 56 samples which returned copper values ranging from 0.1% to greater than 2%; 66 samples that returned molybdenum values ranging from 0.03% to 2%; and 24 samples that returned greater than 0.05% tungsten. The tungsten values are expected to increase once analysis is switched to the press-pellet X-ray method, a more conventional technique to assay scheelite-bearing rocks.

      Initial work will involve compilation of the existing data as well as a more intensive soil and rock chip sampling program in preparation for the fall or winter drill tests.

    - Aiken Russet Iron Formation area, west of Russet Lake. Although this is a well known and drill-tested bedded, sulphide-rich horizon, a large part of the drilling conducted from 1946 to 1986 was performed using small core-diameter rigs, resulting in poor core recovery of the nuggety, gold-bearing rocks. In addition, the sampling methods were sporadic, with some holes not sampled at all. Visible gold occurrences returned results up to 529 grams per tonne over 0.61 metres.

    - Treasure Box area, north of Russet Lake. During the winter, a surface core drill program was carried out by Claude on the Treasure Box zone,
      2.4 kilometres north of the Madsen mine complex. This zone was discovered and drilled in 2002 with 21 out of the 27 exploration-stage holes returning over 80 intercepts grading from 2.0 to 116.0 grams per tonne of gold. The Treasure Box zone is characterized by quartz-
      tourmaline-calcite-sulphide stringers and veins up to 35 centimetres wide carrying nuggety visible gold. The veins appear to have been emplaced as late-stage brittle fracture fillings in mafic metavolcanic rocks and are considered to represent the uppermost portion of an
      Archean gold system.

      Preliminary results of this drill program are expected to be released shortly.
    >>

    The exploration programs are under the direction of Qualified Person Judy

Stoeterau, P.Geo, Vice President Exploration of Claude. Rigorous quality assurance and quality control procedures have been implemented on all Company core drill programs including blank, reference and duplicate samples. All core samples are analyzed by fire assay with an atomic absorption and gravimetric finish at the TSL Laboratory in Saskatoon, Saskatchewan and the SGS Mineral
Services Laboratory at Red Lake, Ontario, both of which are ISO approved facilities.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President &
Chief Executive Officer, (306) 668-7505; Judy Stoeterau, Vice President
Exploration, (306) 668-7505; Renmark Financial Communications Inc.: Neil
Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; Tina Cameron:
tcameron(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:23e 19-JUN-07